SciVac therapeutics inc. ANNOUNCES voting

RESults from annual general and special meeting

VANCOUVER, British Columbia - September 30, 2015 - SciVac Therapeutics Inc. (“SciVac” or the “Company”) (TSX: VAC) (OTCQX:SVACF) today announced the results for its Annual General and Special Meeting of Shareholders (the “Meeting” or the “AGM”) held yesterday in Vancouver, BC, Canada.

A total of 587,002,200 common shares of the 756,599,439 shares outstanding were voted at the Meeting, representing approximately 77.58% of the issued and outstanding common shares of the Company. At the Meeting the seven nominees listed in the Company’s management proxy circular were elected as directors:

Nominee	Votes For	Votes For (%)	Votes Withheld	Votes Withheld (%)
Curtis Lockshin	547,738,410	93.36	153,070	0.03
Steven D. Rubin	546,498,410	99.75	1,393,070	0.25
Dr. Dmitry Genkin	547,734,410	99.97	157,070	0.03
Kate Inman	546,498,410	99.75	1,393,070	0.25
Adam Logal	546,494,410	99.75	1,397,070	0.25
David Rector	546,498,410	99.75	1,393,070	0.25
Craig Edelstein	546,907,390	99.82	984,090	0.18

Also at the Meeting Smythe Radcliffe LLP, Chartered Accountants was appointed as auditor of the Company for the coming year, the articles were amended so that the Corporation can hold shareholder meetings anywhere in Canada or the United States, and the proxy provisions in the Company’s articles were also amended.

About SciVac Therapeutics Inc.

SciVac Therapeutics Inc., headquartered in Rehovot Israel, is in the business of developing, producing and marketing biological products for human healthcare. The Company’s flagship product, Sci-B-Vac™, is a recombinant 3rd generation hepatitis B vaccine. The Company also has in-licensed an early-stage enzyme-based product designated S-Graft, which is a recombinant human deoxyribonuclease I, a repurposed biological therapeutic intended for the prevention and treatment of graft-versus-host disease (GVHD). The Company also offers contract development and manufacturing services to the life sciences and biotechnology markets.

For Further Information, Please Contact:

SciVac Therapeutics Inc.

Gad Feinstein Rd., P.O. Box 580, Rehovot, 7610303, Israel

Curtis Lockshin, Chief Executive Officer

Tel: +972-8-948-0625

Email: lockshin@scivactherapeutics.com

Website: www.scivactherapeutics.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX), the Frankfurt Stock Exchange nor the OTCQX accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, general economic conditions and other factors detailed from time to time in the Company’s periodic disclosure. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the Company’s current expectations and it undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.